SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

NovaDel Pharma Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

66986X106
(CUSIP Number)

Lindsay A. Rosenwald, M.D.
787 Seventh Avenue
New York, NY 10019
(212) 554-4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2003
January 19, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:

Check the following box if a fee is being paid with this Statement: ☐

CUSIP No. 66986X106	13D	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lindsay A. Rosenwald, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (see Item 3 below)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,235,536
	8	SHARED VOTING POW-ER 0
	9	SOLE DISPOSITIVE POWER 12,235,536
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,235,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6
14	TYPE OF REPORTING PERSON* IN

This Amendment No. 2 amends and supplements the following items of the Statement on Schedule 13D filed by Linsday A. Rosenwald (the “Reporting Person”) on December 21, 2001, as amended by Amendment No. 1 filed March 14, 2002 (the "Schedule").

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended as follows:

In February, 2004, and as disclosed in Form 4 filed by the Reporting Person on February 25, 2004, BioMedical Investment Group, LLC (“BIG”), an entity of which the Reporting Person is managing member, made a pro rata distribution of (a) 2,666,667 shares of common stock of the Issuer (the “Shares”) and (b) warrants to purchase 2,666,667 Shares to its members. In connection with such distribution, the Reporting Person received 1,074,660 Shares and a trust established for the benefit of the Reporting Person’s family (the “Trust”) was issued warrants to purchase 1,074,660 Shares. The Reporting Person disclaims beneficial ownership over the securities held by the Trust.

From September 25, 2003 through March 31, 2004, the Reporting Person acquired an aggregate of 51,000 Shares on the open market for an aggregate amount of $86,618. These transactions were reported by the Reporting Person on Form 4.

On January 19, 2006, the Reporting Person received notice from the Issuer that, pursuant to certain anti-dilution provisions contained in the certificate evidencing common stock purchase warrants held by the Reporting Person, certain of his warrants are exercisable for an additional 2,328,637 Shares and the per share exercise price for such warrants to purchase Shares has been decreased to $0.46321.

Item 5.  Interest in Securities of Issuer.

Item 5(a) is hereby amended as follows:

(a)
As of the date hereof, the Reporting Person may be deemed to beneficially own 12,235,536 Shares comprised of (i) 5,055,660 Shares and (ii) 7,179,876 Shares issuable upon exercise of the common stock purchase warrants owned directly by the Reporting Person. Such Shares constitute approximately 25.6% of the Issuer’s outstanding shares of Common Stock.

Item 5(c) is hereby amended as follows:

(c)	Item 3 is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 is hereby amended as follows:

(a)
Paramount BioCapital, Inc. (“Paramount”), an NASD member broker dealer, has acted as placement agent for the Issuer in private placements of the Issuer’s securities in April 2003, May 2003, November 2003, December 2003, and May 2005. In connection with such activities, Paramount’s designees (including the Reporting Person himself) have received cash fees and warrants (described in (d) below) to purchase securities of the Issuer. Although no agreement has been executed, it is possible that Paramount will be engaged by the Issuer to raise private capital in the future. The Reporting Person is chairman, Chief Executive Officer and sole stockholder of Paramount.

(b)
As a result of its contractual rights resulting from the Reporting Person’s purchase of securities of the issuer in December 2001, the Reporting Person exercised his right to appoint a director of the Company (Jay Lobell) and have an observer at meetings of the Board of Directors.

(c)
Included in the 7,179,876 warrants to purchase Shares referred to in 5(a)(ii) above, the Reporting Person owns 6,278,637 warrants to purchase Shares at any time until December 12, 2008 at an exercise price of $.46321 per share. The warrants contain certain anti-dilution provisions providing for the adjustment of the exercise price upon the occurrence of certain dividends, subdivisions, combinations or reclassifications. In addition, the exercise price is subject to adjustment following the occurrence of any issuances of Shares or securities convertible into shares with a sale or exercise price (as applicable) that is lower than the current market price or exercise price under the warrants.

(d)
Included in the 7,179,876 warrants to purchase Shares referred to in 5(a)(ii) above, the Reporting Person owns 901,239 warrants to purchase Shares received by reporting person as placement commissions a result of the Reporting Person’s ownership interest in Paramount (the “Placement Warrants”). The Placement Warrants include (1) a unit purchase option to purchase (i) 568,135 Shares at $1.16 per share (subject to adjustment) on or before January 30, 2009 and (ii) warrants to purchase 170,440 Shares at $1.37 per share (subject to adjustment) on or before January 30, 2009; and (2) warrants to purchase 162,664 Shares at $1.30 per share (subject to adjustment) on or before November 26, 2010. The Placement Warrants contain anti-dilution provisions providing for the adjustment of the per share exercise price upon the occurrence of stock dividends, subdivsions, combinations and reclassifications and certain of the Placement Warrants will adjust upon the issuance of Shares or securities convertible into Shares with a sale or exercise price (as applicable) that is lower than the current market price or exercise price under the warrants.

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

2. Forms of Warrant Certificates for the Placement Warrants.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 20, 2006 New York, NY	By /s/ Lindsay A. Rosenwald, M.D. Lindsay A. Rosenwald, M.D.